BRITISH COLUMBIA
ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company") Suite 800, 926 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

November 8, 2007.

Item 3.	News Release

The Company’s news release dated November 8, 2007 was disseminated by Market Wire on November 8, 2007.

Item 4.	Summary of Material Change

The Company has completed the initial exploratory drilling programs at its Kentucky Reserves Project (Kentucky) and its Deerfield Project (Missouri) by its wholly-owned subsidiary, MegaWest Energy USA Corp.

The Company has completed the drilling of an initial eight exploration wells at its Kentucky Reserves Project. The drilling program was designed to validate the Company’s geological model and confirm the presence of commercial quantities of heavy oil resources at the Kentucky Reserves Project. Core was recovered from each of the wells in this program, confirming the existence of the Tar Springs, the Hardinsburg and the Big Clifty sandstones in the Project area. The core samples have been analyzed and show that the primary target (the Big Clifty sandstone) has an average reservoir porosity of 18%, average net pay of 46 feet, with an average oil saturation of 55%, resulting in roughly 35,000 barrels of oil in place per acre. Based on these positive results, the Company has commenced permitting for a second exploratory drilling program at its Kentucky Reserves Project with the goal of finalizing the location for the first phase of commercial production from the Kentucky Reserves Project.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See attached News Release.

	5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated November 8, 2007.

News Release

MegaWest Announces Encouraging Initial Drilling Results from Its Deerfield and Kentucky Reserves Projects

Calgary, Alberta; November 8, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107) specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the completion of the initial exploratory drilling programs at its Kentucky Reserves Project (Kentucky) and its Deerfield Project (Missouri) by its wholly-owned subsidiary, MegaWest Energy USA Corp. (“MegaWest USA”).

MegaWest has now completed the drilling of an initial eight exploration wells at its Kentucky Reserves Project. This drilling program was designed to validate the Company’s geological model and confirm the presence of commercial quantities of heavy oil resources at the Kentucky Reserves Project. Core was recovered from each of the wells in this program, confirming the existence of the Tar Springs, the Hardinsburg and the Big Clifty sandstones in the Project area. The core samples have been analyzed and show that the primary target (the Big Clifty sandstone) has an average reservoir porosity of 18%, average net pay of 46 feet, with an average oil saturation of 55%, resulting in roughly 35,000 barrels of oil in place per acre. Based on these positive results, the Company has commenced permitting for a second exploratory drilling program at its Kentucky Reserves Project with the goal of finalizing the location for the first phase of commercial production from the Kentucky Reserves Project.

Fifteen exploration wells have been drilled by MegaWest to date at its Deerfield Project. The objectives of this drilling program were to further define the commercial prospectivity of the Upper Warner sand formation, to analyze the secondary Blue Jacket sand formation, and to validate the Roubidoux formation as a source water zone. All these formations are found at expected depths. Initial results show that the Upper Warner formation has an average reservoir porosity of 20%, average net pay of 30 feet, and average oil saturation exceeding 60%, resulting in approximately 28,000 barrels of oil in place per acre. These initial drilling results confirm MegaWest’s geological model and provide further confirmation of the Project’s significant potential for commercial production. Pictures of some of the retrieved core as well as the drilling operations have been posted on the Company Web site under the “Projects” tab at www.megawestenergy.com.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 100,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of pilot thermal and enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.